UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Taylor Morrison Home Corporation

(Name of Issuer)

Class A common stock, $0.00001 par value

(Title of Class of Securities)

87724P106

(CUSIP Number)

Michael LaGatta

TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 17, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87724P106	SCHEDULE 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 87724P106	SCHEDULE 13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 87724P106	SCHEDULE 13D	Page 4 of 10 Pages

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1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 7 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on February 17, 2016, as amended and supplemented by Amendment No. 1 filed on February 8, 2017, Amendment No. 2 filed on March 29, 2017, Amendment No. 3 filed on May 9, 2017, Amendment No. 4 filed on June 29, 2017, Amendment No. 5 filed on November 15, 2017 and Amendment No. 6 filed on January 10, 2018 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the Class A Shares. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

This Amendment amends and restates the second and third paragraphs of Item 2 of the Original Schedule 13D in their entirety as set forth below.

“Group Advisors is the sole member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole shareholder of TPG Holdings III-A, Inc., a Cayman Islands corporation, which is the general partner of TPG Holdings III-A, L.P., a Cayman Islands limited partnership, which is the general partner of TPG Holdings III, L.P., a Delaware limited partnership, which is the sole shareholder of TPG GenPar VI AIV TM Advisors, Inc., a Cayman Islands corporation, which is the general partner of TPG GenPar VI AIV TM, L.P., a Cayman Islands limited partnership, which is the general partner of each of (i) TPG VI TM TE 2016, L.P., a Delaware limited partnership (“TPG TM TE 2016”), which directly held Class A Shares, (ii) TPG VI TM 2016-I, L.P., a Delaware limited partnership (“TPG TM 2016-I”), which directly held Class A Shares, (iii) TPG VI TM 2016-II, L.P. a Delaware limited partnership (“TPG TM 2016-II”), which directly held Class A Shares, (iv) TPG VI TM 2016-III, L.P. a Delaware limited partnership (“TPG TM 2016-III”), which directly held Class A Shares, (v) TPG VI TM 2016-IV, L.P. a Delaware limited partnership (“TPG TM 2016-IV” and, together with TPG TM TE 2016, TPG TM 2016-I, TPG TM 2016-II and TPG TM 2016-III, the “TPG Class A Funds”), which directly held Class A Shares, and (vi) TPG TM IV-A, L.P., a Cayman Islands limited partnership, which is the sole member of TPG TM IV, SRL, a Barbados society with restricted liability, which is the sole member of TPG TM III-2, SRL, a Barbados society with restricted liability, which is the sole shareholder of TPG TMM Holdings GP, ULC, a British Columbia unlimited liability company, which is the general partner of the TPG TMM Holdings II, L.P., a Cayman Islands limited partnership (“TPG TMM Holdings”), which directly held common partnership units (the “New TMM Units”) of TMM Holdings II Limited Partnership (“New TMM”) and shares of Class B common stock (the “Class B Shares”) of the Issuer. Pursuant to the terms of the Exchange Agreement (as described below), TPG TMM Holdings had the right to exchange all or a portion of its New TMM Units (along with a corresponding number of Class B Shares) at any time for Class A Shares on a one-for-one basis.

Because of the relationship of Group Advisors to the TPG Class A Funds and TPG TMM Holdings, Group Advisors may have been deemed to have beneficially owned the securities reported herein. Messrs. Bonderman and Coulter are sole shareholders of Group Advisors. Because of the relationship of Messrs. Bonderman and Coulter to Group Advisors, each of Messrs. Bonderman and Coulter may have been deemed to have beneficially owned the securities reported herein. Messrs. Bonderman and Coulter disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.”

Item 4. Purpose of Transaction.

This Amendment amends and restates the final three paragraphs of Item 4 of the Original Schedule 13D in their entirety as set forth below:

“Second January 2018 Sale of New TMM Units and Class B Shares

On January 11, 2018, in connection with a public offering by the Issuer of Class A Shares (i) TPG TMM Holdings obtained a release from the January 2018 Lock-Up Agreement, (ii) TPG TMM Holdings entered into a Purchase Agreement (the “Second January 2018 Purchase Agreement”) with the Issuer pursuant to which the Issuer agreed to purchase from TPG TMM Holdings, and TPG TMM Holdings agreed to sell to the Issuer, 8,853,462 New TMM Units (along with an equal number of Class B Shares) at a price of $27.14 per New TMM Unit/Class B Share (the “Second

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January 2018 Sale”), (iii) TPG TMM Holdings entered into a Purchase Agreement (the “Second January 2018 Repurchase Agreement”) with the Issuer pursuant to which the Issuer agreed to purchase from TPG TMM Holdings, and TPG TMM Holdings agreed to sell to the Issuer, 1,875,000 New TMM Units (along with an equal number of Class B Shares) at a price of $27.14 per New TMM Unit/Class B Share (the “Second January 2018 Repurchase”) and (iv) the TPG Class A Funds entered into an underwriting agreement (the “January 2018 Underwriting Agreement”) with the Issuer and Citigroup Global Markets Inc., as representative of the underwriters named therein, pursuant to which the TPG Class A Funds agreed to sell an aggregate of 1,499,732 Class A Shares at a price of $27.14 per Class A Share (the “January 2018 Registered Offering”). Each of the Second January 2018 Sale, the Second January 2018 Repurchase and the January 2018 Registered Offering closed on January 17, 2018.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

References to and descriptions of the New TMM LPA, Exchange Agreement, Stockholders Agreement, Amendment, Registration Rights Agreement, Governance Agreements, January 2017 Purchase Agreement, January 2017 Lock-Up Agreement, March 2017 Purchase Agreement, March 2017 Lock-Up Agreement, May 2017 Purchase Agreement, May 2017 Lock-Up Agreement, June 2017 Purchase Agreement, June 2017 Lock-Up Agreement, November 2017 Purchase Agreement, November 2017 Lock-Up Agreement, January 2018 Purchase Agreement, January 2018 Repurchase Agreement, January 2018 Lock-Up Agreement, Second January 2018 Purchase Agreement, Second January 2018 Repurchase Agreement and January 2018 Underwriting Agreement set forth above are not intended to be complete and are qualified, respectively, in their entirety by reference to the full text of the New TMM LPA, Exchange Agreement, Stockholders Agreement, Amendment, Registration Rights Agreement, Governance Agreements, January 2017 Purchase Agreement, January 2017 Lock-Up Agreement, March 2017 Purchase Agreement, March 2017 Lock-Up Agreement, May 2017 Purchase Agreement, form of May 2017 Lock-Up Agreement, June 2017 Purchase Agreement, form of June 2017 Lock-Up Agreement, November 2017 Purchase Agreement, form of November 2017 Lock-Up Agreement, January 2018 Purchase Agreement, January 2018 Repurchase Agreement, form of January 2018 Lock-Up Agreement, Second January 2018 Purchase Agreement, Second January 2018 Repurchase Agreement and January 2018 Underwriting Agreement, which are filed as exhibits hereto and are incorporated by reference herein.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second and third paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below:

“(a)-(b) As a result of the Second January 2018 Sale, the Second January 2018 Repurchase and the January 2018 Registered Offering, the Reporting Persons no longer beneficially own any Class A Shares.”

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This Amendment amends and restates the sixth paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(e) As a result of the Second January 2018 Sale, the Second January 2018 Repurchase and the January 2018 Registered Offering, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Class A Shares.”

Item 7. Material to be Filed as Exhibits.

This Amendment amends and supplements Item 7 of the Original Schedule 13D by adding the following:

“22.	Purchase Agreement, dated as of January 11, 2018, by and between the Issuer and the other parties named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on January 17, 2018).
23.	Purchase Agreement, dated as of January 11, 2018, by and between the Issuer and the other parties named therein (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 17, 2018).
24.	Underwriting Agreement, dated January 11, 2018, by and between the Issuer, the selling stockholders listed therein and Citigroup Global Markets Inc., as representative of the several underwriters (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 17, 2018).”
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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2018

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

David Bonderman

By: /s/ Clive Bode

Name: Clive Bode, on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Clive Bode

Name: Clive Bode, on behalf of James G. Coulter (2)

(1) Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).

(2) Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).

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INDEX TO EXHIBITS

  Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated by reference to Exhibit 1 to Schedule 13G filed with the Commission on February 14, 2011 by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter).
  Amended and Restated Agreement of Exempted Limited Partnership of TMM Holdings II Limited Partnership, dated as of April 9, 2013 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 15, 2013).
  Exchange Agreement, dated as of April 9, 2013, by and among the Issuer and the other parties named therein (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 15, 2013).
  Stockholders Agreement, dated as of April 9, 2013, by and among the Issuer and the other parties named therein (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 15, 2013).
  Amendment No. 1, dated as of March 6, 2014, to the Stockholders Agreement, dated as of April 9, 2013, by and among the Issuer and the other parties named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 7, 2014).
  Registration Rights Agreement, dated as of April 9, 2013, by and among the Issuer and the other parties named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 15, 2013).
  U.S. Parent Governance Agreement, dated as of April 9, 2013, by and among the Issuer, Taylor Morrison Holdings, Inc. and the other parties named therein (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 15, 2013).
  Canadian Parent Governance Agreement, dated as of April 9, 2013, by and among the Issuer, Monarch Communities Inc. and the other parties named therein (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 15, 2013).
  Purchase Agreement, dated as of January 31, 2017, by and between the Issuer and the other parties named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 6, 2017).
  Lock-Up Agreement, dated January 31, 2017, by and between TPG TMM Holdings II, L.P. and J.P. Morgan Securities LLC, as representative of the several underwriters (incorporated by reference to Exhibit 10 to Schedule 13D filed with the Commission on February 8, 2017 by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter).
  Purchase Agreement, dated as of March 22, 2017, by and between the Issuer and the other parties named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 27, 2017).
  Lock-Up Agreement, dated March 22, 2017, by and between TPG TMM Holdings II, L.P. and Credit Suisse Securities (USA) LLC, as representative of the several underwriters (incorporated by reference to Exhibit 12 to Schedule 13D filed with the Commission on March 29, 2017 by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter).
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  Purchase Agreement, dated as of May 1, 2017, by and between the Issuer and the other parties named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 5, 2017).
  Form of Lock-Up Agreement, dated May 1, 2017, by and between TPG TMM Holdings II, L.P. and J.P. Morgan Securities LLC, as representative of the several underwriters (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 5, 2017).
  Purchase Agreement, dated as of June 21, 2017, by and between the Issuer and the other parties named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on June 27, 2017).
  Form of Lock-Up Agreement, dated June 21, 2017, by and between TPG TMM Holdings II, L.P. and Citigroup Global Markets Inc., as representative of the several underwriters (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on June 27, 2017).
  Purchase Agreement, dated as of November 8, 2017, by and between the Issuer and the other parties named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 13, 2017).
  Form of Lock-Up Agreement, dated November 8, 2017, by and between TPG TMM Holdings II, L.P. and Citigroup Global Markets Inc., as representative of the several underwriters (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 13, 2017).
  Purchase Agreement, dated as of January 3, 2018, by and between the Issuer and the other parties named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 8, 2018).
  Purchase Agreement, dated as of January 3, 2018, by and between TMM Holdings II Limited Partnership and the other parties named therein (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 8, 2018).
  Form of Lock-Up Agreement, dated January 3, 2018, by and between TPG TMM Holdings II, L.P. and Citigroup Global Markets Inc., as representative of the several underwriters (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 8, 2018).
  Purchase Agreement, dated as of January 11, 2018, by and between the Issuer and the other parties named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 17, 2018).
  Purchase Agreement, dated as of January 11, 2018, by and between the Issuer and the other parties named therein (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 17, 2018).
  Underwriting Agreement, dated January 11, 2018, by and between the Issuer, the selling stockholders listed therein and Citigroup Global Markets Inc., as representative of the several underwriters (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 17, 2018).

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